EXHIBIT 21

INTERNATIONAL PAPER COMPANY

SUBSIDIARIES AS OF DECEMBER 31, 2008

The following table lists the names of certain subsidiaries of International Paper Company. The table omits names of certain subsidiaries since the omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2008.

U.S. Subsidiaries	State or Jurisdiction of Incorporation
IP Pacific Timberlands, Inc. (Including subsidiaries)	Delaware
Shorewood Packaging Corporation (Including subsidiaries)	Delaware
The Branigar Organization, Inc. (Including subsidiaries)	Illinois

Non-U.S. Subsidiaries
International Paper do Brasil Ltda. (Including subsidiaries)	Brazil
International Paper Investments (France) S.A.S. (Including subsidiaries)	France
International Paper Investments (Luxembourg) S.ar.l (Including subsidiaries)	Luxembourg
IP Singapore Holding Pte. Ltd. (Including subsidiaries)	Singapore